Exhibit 12.1

FREEPORT-McMoRan COPPER & GOLD INC.

Computation of Ratios of Earnings to Fixed Charges
(In millions, except ratios)

	For the years ended December 31,
	2007	2006	2005	2004	2003
Income from continuing operations before income taxes,
minority interests in net income of consolidated
companies, equity in affiliated companies’ net
earnings and cumulative effect of accounting
change	$6,111	$2,819	$2,028	$572	$578
Amortization of previously capitalized interest	17	18	18	18	18
Less: capitalized interest	(147)	(11)	(4)	(3)	(3)
Earnings from continuing operations before fixed charges	5,981	2,826	2,042	587	593

Fixed charges:
Interest expense, net of capitalized interest	496	71	124	140	181
Capitalized interest	147	11	4	3	3
Amortization of debt expenses, premiums and discounts	17	5	8	8	16
Interest portion of rental expense	12	1	1	1	1
Total fixed charges	672	88	137	152	201

Adjusted earnings	$6,653	$2,914	$2,179	$739	$794

Ratio of earnings to fixed charges[a]	9.9	33.1	15.9	4.9	4.0

Preferred stock dividend requirements:
Total fixed charges	$672	$88	$137	$152	$201
Preferred stock dividends	340	116	128	103	60
Combined fixed charges and preferred stock dividends	$1,012	$204	$265	$255	$261

Ratio of earnings to combined fixed charges and preferred
stock dividends[a]	6.6	14.3	8.2	2.9	3.0

a.
For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes, minority interests in net income of consolidated subsidiaries, equity in affiliated companies' net earnings and cumulative effect of accounting changes. Minority interests in majority-owned subsidiaries were not deducted from earnings as all such subsidiaries had fixed charges. Fixed charges from continuing operations consist of interest (including capitalized interest) of all indebtedness; amortization of debt discounts, premiums and expenses; and that portion of rental expense that FCX believes to be representative of interest. For purposes of calculating the ratio of earnings to combined fixed charges and preferred stock dividends, the preferred stock dividend requirements were assumed to be equal to the pre-tax earnings that would be required to cover such dividend requirements. The amount of pre-tax earnings required to cover such preferred stock dividends was computed using the effective tax rate for each applicable year.